                                                                               .
                                                                               .
                                                                               .

DELIVERY INVOICE                                                THE STPAUL

COMPANY:   St Paul Fire  and Marine Insurance Company

I  Direxion   Funds                  Policy Inception/Effective  Date: 09/24/08
N  33  Whitehall St, 10th Floor      Agency Number:  4505115
S  New York NY 10004
U
R                                    Transaction Type:
E                                    Endorsement  #002
D                                    Transaction number: 003
                                     Processing date: 03/06/2009
                                     Policy Number: EC03800616

A Allison Williams
G USI Insurance Services
E 2755 Hartland Rd
N Falls Church, VA 22043
T

POLICY                                                           SURTAX/
NUMBER        DESCRIPTION                        AMOUNT         SURCHARGE
------        -----------                        ------         ---------
EC03800616 Investment Company Blanket Bond       $5,999 A/P

*     Increase Limit of Liability - per the attached ICB028

40724  Ed.12-90 Printed in U.S.A.         INSURED COPY                   Page 1

                            ENDORSEMENT OR RIDER NO.         (TRAVELLERS LOGO)
         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

   ATTACHED TO AND FORMING            DATE ENDORSEMENT OR        * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
   PART OF BOND OR POLICY NO.           RIDER EXECUTED
                                                                                   12:01 A.M. STANDARD TIME AS
       EC03800616                         03/06/09               09/24/08          SPECIFIED IN THE BOND OR POLICY

*    ISSUED TO

 Direxion Funds

                                               AMEND DECLARATIONS
It is agreed that: The following checked items are amended on the Declarations
Page:

 [ ]  Item 1.    Name   of Insured / Principal Address:
                 From:

                 To:

 [ ]  Item 2.    Bond Period:
                 From: 12:01 a.m. on    to 12:01 a.m. on     the effective date
                 of the termination or cancellation of the bond, standard time at the Principal Address as to each of said dates.

 [ ]  Item 3.    Limit of Liability is hereby amended to read as follows:

                                                                               Limit of Liability       Deductible Amount
                 Insuring Agreement A - Fidelity                                   $5,000,000               $     0
                 Insuring Agreement B - Audit Expense                              $5,000,000               $15,000
                 Insuring Agreement C - Premises                                   $5,000,000               $15,000
                 Insuring Agreement D - Transit                                    $5,000,000               $15,000
                 Insuring Agreement E - Forgery or Alteration                      $5,000,000               $15,000
                 Insuring Agreement F - Securities                                 $5,000,000               $15,000
                 Insuring Agreement G - Counterfeit Currency                       $5,000,000               $15,000
                 Insuring Agreement H - Stop Payment                               $   25,000               $ 2,500
                 Insuring Agreement I - Uncollectible Items of Deposit             $   25,000               $ 2,500
                 Optional Coverages Added by Rider:

                 J - Computer   Systems                                            $5,000,000               $15,000
                 K - Unauthorized Signatures                                       $   25,000               $ 2,500
                 L - Telefacsimile  Transfer                                       $5,000,000               $15,000
                 M - Voice   Inititated  Transfer                                  $5,000,000               $15,000


 [ ]  Item 4.   Offices or Premises Covered:
                The following offices or premises are added:

This endorsement applies to loss sustained at any time but discovered on or after the date this endorsement becomes effective.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

                                           By [ILLEGIBLE]
                                              --------------------------------
                                                 Authorized Representative

                                         INSURED
ICB028 Ed. 7-04
(C) 2004 The Travelers Companies, Inc.

DELIVERY INVOICE                                                      THE STPAUL

COMPANY: St Paul Fire and Marine Insurance Company

I  Direxion  Funds                              Policy Inception/Effective Date: 09/24/08
N  33 Whitehall   St,   10th  Floor             Agency Number: 4505115
S  New  York NY   10004
U
R                                               Transaction Type:
E                                               Endorsement  #001
D                                               Transaction number: 002
                                                Processing date:  11/13/2008
                                                Policy Number: EC03800616

A  Allison Williams
G  USI Insurance Services
E  2755 Hartland Rd
N  Falls Church, VA 22043
T

POLICY                                                                  SURTAX/
NUMBER              DESCRIPTION                         AMOUNT          SURCHARGE
------              -----------                         ------          ---------
EC03800616 Investment Company Blanket Bond               N/A

*Amend: Named Insured Endorsement - per the attached revised ICB010

40724 Ed. 12-90 Printed in U.S.A.      INSURED COPY                       Page 1

                            ENDORSEMENT OR RIDER NO.
         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

      The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

 ATTACHED TO AND FORMING         DATE ENDORSEMENT OR        * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.          RIDER EXECUTED                12:01 A.M. STANDARD TIME AS
                                                                SPECIFIED IN THE BOND OR POLICY
  EC03800616                        12/02/08                09/24/08

* ISSUED TO

Direxion Funds

                            NAMED INSURED ENDORSEMENT

It is agreed that:

1. From and after the time this rider becomes effective the Insured under the attached bond are:

      The Direxion Funds:
      1.    S&P 500 Bull 2.5X Fund
      2.    S&P 500 Bear 2.5X Fund
      3.    NASDAQ-100 Bull 2.5X Fund
      4.    NASDAQ-100 Bear 2.5X Fund
      5.    Japan Bull 2X Fund
      6.    Latin America Bull 2X Fund
      7.    Mid Cap Bull 2.5X Fund
      8.    Dollar Bear 2.5X Fund
      9.    Dollar Bull 2.5X Fund
      10.   Latin America Bear 2X Fund
      11.   Commodity Trends Strategy Fund
      12.   Dynamic High Yield Bond Fund
      13.   HCM Freedom Fund
      14.   10 Year Note Bear 2.5X Fund
      15.   10 Year Note Bull 2.5X Fund

2. The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3. Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4. If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5. The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6. If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

                                        By              [ILLEGIBLE]
                                            ------------------------------------
                                                 Authorized Representative

                                     INSURED
ICB010 Ed. 7-04
(C) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved    Page 1 of

                            ENDORSEMENT OR RIDER NO.
         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

      The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

  ATTACHED TO AND FORMING           DATE ENDORSEMENT OR       * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.           RIDER EXECUTED                  12:01 A.M. STANDARD TIME AS
                                                                   SPECIFIED IN THE BOND OR POLICY
       EC03800616                        12/02/08               09/24/08

* ISSUED TO

Direxion Funds

                            NAMED INSURED ENDORSEMENT

It is agreed that:

1. From and after the time this rider becomes effective the Insured under the attached bond are:

      Continued...
      16.   Commodity Bull 2X Fund
      17.   High Yield Bear Fund
      18.   Emerging Markets Bull 2X Fund
      19.   Emerging Markets Bear 2X Fund
      20.   Developed Markets Bear 2X Fund
      21.   Developed Markets Bull 2X Fund
      22.   China Bull 2X Fund
      23.   China Bear 2X Fund
      24.   India Bull 2X Fund
      25.   NASDAQ-100 Bull 1.25X Fund
      26.   US Government Money Market Fund
      27.   Small Cap Bull 2.5X Fund
      28.   DOW 30 Bull 1.25X Fund
      29.   Small Cap Bear 2.5X Fund

2. The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3. Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4. If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5. The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6. If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

                                        By             [ILLEGIBLE]
                                            ------------------------------------
                                                  Authorized Representative

                                     INSURED
ICB010 Ed. 7-04
(C) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved    Page 1 of

                            ENDORSEMENT OR RIDER NO.
         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

      The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

                                                 * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
 ATTACHED TO AND FORMING    DATE ENDORSEMENT OR           12:01 A.M. STANDARD TIME AS
PART OF BOND OR POLICY NO.    RIDER EXECUTED         SPECIFIED IN THE BOND OR POLICY
        EC03800616                12/02/08                        09/24/08

*     ISSUED TO

Direxion Funds

                            NAMED INSURED ENDORSEMENT

It is agreed that:

1. From and after the time this rider becomes effective the Insured under the attached bond are:

      Evolution Funds:
      30. Evolution Managed Bond Fund
      31. Evolution All-Cap Equity Fund
      32. Evolution Large Cap Fund
      33. Evolution Alternative Investment Fund
      34. Evolution Market Leaders Fund

      Spectrum Funds:
      35. Spectrum Select Alternative Fund
      36. Spectrum Global Perspective Fund
      37. Spectrum Equity Opportunity Fund

      PSI Funds:
      38. PSI Core Strength Fund
      39. PSI Macro Trends Fund
      40. PSI Total Return Fund

2. The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3. Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4. If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5. The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6. If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

                                          By             [ILLEGIBLE]
                                              ----------------------------------
                                                   Authorized Representative

                                    INSURED

ICB010 Ed. 7-04
(C) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved    Page 1 of

                            ENDORSEMENT OR RIDER NO.
         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

      The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

                                                  * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
  ATTACHED TO AND FORMING    DATE ENDORSEMENT OR         12:01 A.M. STANDARD TIME AS
 PART OF BOND OR POLICY NO.     RIDER EXECUTED       SPECIFIED IN THE BOND OR POLICY
        EC03800616                 12/02/08                         09/24/08

*     ISSUED TO

Direxion Funds

                            NAMED INSURED ENDORSEMENT

It is agreed that:

1. From and after the time this rider becomes effective the Insured under the attached bond are:

      Continued............

      Direxion Insurance Trust Funds:
      41. Evolution VP Managed Bond Fund
      42. Evolution VP All-Cap Equity Fund
      43. Dynamic VP High Yield Bond Fund

      44. RAM Price Fund
      45. Direxion CTS Fund

      Direxion Shares ETF Trust:
      46. Large Cap Bull 3X Shares
      47. Large Cap Bear 3X Shares
      48. Small Cap Bull 3X Shares
      49. Small Cap Bear 3X Shares

2. The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3. Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4. If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5. The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6. If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

                                          By             [ILLEGIBLE]
                                              ----------------------------------
                                                   Authorized Representative

                                    INSURED

ICB010 Ed. 7-04
(C) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved    Page 1 of

                            ENDORSEMENT OR RIDER NO.
         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

      The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

                                                 * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
 ATTACHED TO AND FORMING    DATE ENDORSEMENT OR        12:01 A.M. STANDARD TIME AS
PART OF BOND OR POLICY NO.    RIDER EXECUTED        SPECIFIED IN THE BOND OR POLICY
        EC03800616                12/02/08                       09/24/08

*     ISSUED TO

Direxion Funds

                            NAMED INSURED ENDORSEMENT

It is agreed that:

1. From and after the time this rider becomes effective the Insured under the attached bond are:

      Continued......
      50. Energy Bull 3X Shares
      51. Energy Bear 3X Shares
      52. Financial Bull 3X Shares
      53. Financial Bear 3X Shares

      54. Rafferty Asset Management

2. The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3. Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4. If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5. The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6. If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

                                          By             [ILLEGIBLE]
                                              ----------------------------------
                                                   Authorized Representative

                                    INSURED
ICB010 Ed. 7-04
(C) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved    Page 1 of

[LOGO]

SECURITIES AND EXCHANGE COMMISSION
100 F Street NE
Washington, DC 20549
Attention: Filings - Form 40-17G

April 28, 2009

Re: Fidelity Bond Filing on Form 40-17G/SEC File No. 811-22201/333-150525 Direxion Shares ETF Trust (the "Fund")

Ladies and Gentlemen:

      Rule 17g-1 (the "Rule") of the Investment Company Act of 1940, as amended, requires that each registered management investment company provide and maintain a bond that shall be issued by a reputable fidelity insurance company authorized to do business in the place where the bond is issued, against larceny and embezzlement.

      In accordance with the Rule, and the rules and regulations of the Securities and Exchange Commission ("SEC"), please be advised that the fidelity bond between the Fund and St. Paul Fire and Marine Insurance Company (the "Bond") was filed with the SEC on November 17, 2008, for the period September 24, 2008 through September 24, 2009, with a coverage amount of $3,000.000. Subsequent to the filing of the Bond, the assets under management of the Fund increased and the Board of Trustees, including a majority of Trustees who are not "interested persons" of the Fund, approved an increase in the amount of the Bond to $5,000,000. Accordingly, electronically transmitted for filing pursuant to the Rule, is the endorsement to the Bond, as well as a copy of the resolutions of the Board of Trustees. Please be advised that the premium has been paid for the period of September 24, 2008 through September 24, 2009.

      Should you have any questions or comments regarding the enclosed, please do not hesitate to contact me via telephone at (212) 298-1644 or via e-mail at lisa.grosswirth@bnymellon.com.

                                                Sincerely yours,

                                                /s/ Lisa R. Grosswirth
                                                --------------------------------
                                                Lisa R. Grosswirth
                                                Assistant Vice President
                                                THE BANK OF NEW YORK MELLON

Enclosures

cc:   Daniel O'Neill, Direxion

                            CERTIFICATE OF SECRETARY
                                       OF
                            DIREXION SHARES ETF TRUST
                                  (THE "TRUST")

      The undersigned, Lisa R. Grosswirth, being the Secretary of the Trust, a Massachusetts business trust, hereby certifies that attached hereto is a true and correct copy of resolutions adopted by the Board of Trustees of the Trust by Written Consent on April 1, 2009.

      IN WITNESS WHEREOF, I have hereunto set my hand this 24th day of April
2009.

                                              By:      /s/ Lisa R. Grosswirth
                                                       -----------------------
                                              Name:    Lisa R. Grosswirth
                                              Title:   Secretary

                                 WRITTEN CONSENT
                      IN LIEU OF MEETING OF THE TRUSTEES OF
                            DIREXION SHARES ETF TRUST

Approval of Increase In Insurance Limits

      Pursuant to Article II, Section 7 of the Trust Instrument of the Direxion Shares ETF Trust (the "ETF Trust"), the following, comprising the Board of Trustees of the ETF Trust (the "Board"), hereby consent to the adoption of the following resolutions, with the same force and effect as if adopted at a meeting duly called and held for the following purpose.

RESOLVED, that, in light of the growth of the assets in the ETF Trust, the officers of the ETF Trust be, and they hereby are, authorized to increase the amount of the fidelity bond for the ETF Trust, Direxion Funds and Direxion Insurance Trust from $3 million to $5 million for an additional premium of approximately $6,000.00; and it was

FURTHER RESOLVED, that, in light of the growth of the assets in the ETF Trust, the officers of the ETF Trust be, and they hereby are, authorized to increase the amount of the errors & omissions ("E&O") and directors and officers ("D&O") insurance coverage for the ETF Trust, Direxion Funds, Direxion Insurance Trust and Rafferty Asset Management, LLC from $5 million to $10 million for an additional premium of approximately $75,000.00 through September 30, 2009; and it was

FURTHER RESOLVED, that, upon consideration of the material factors, including those factors specified by applicable regulations, the aggregate cost on an annual basis of both the fidelity bond and the E&O and D&O insurance be allocated as follows: ETF Trust: 60%; Mutual Funds Trust and Insurance Trust:
30; and Rafferty Asset Management, LLC: 10%; and it was

FURTHER RESOLVED, that within 10 days of the receipt of the new fidelity bond, the officers of the ETF Trust shall file said bond with the Securities and Exchange Commission, together with such other information as is required by Rule 17g-1 under the Investment Company Act of 1940, as amended.

Adoption of the foregoing resolutions as the act of the Board of Trustees shall be effective as of April 1, 2009.

/s/ John Weisser                            /s/ Daniel J. Byrne
----------------                            ------------------
John Weisser                                Daniel J. Byrne

/s/ Daniel D. O'Neill                       /s/ Gerald E. Shanley, III
---------------------                       -------------------------
Daniel D. O'Neill                           Gerald E. Shanley, III